[redacted]

10026856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC Mail Processing Section

FEB 23 2010

Washington, DC
110

SEC FILE NUMBER
8-~~49104~~

8-67839

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fairmount Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Four Falls Corporate Center, Suite 660
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina Halliday — 610-260-6274 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christina Halliday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairmount Partners, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITORS' REPORT

To the Partners of
Fairmount Partners LP

We have audited the accompanying statement of financial condition of Fairmount Partners LP (the Company) as of December 31, 2009, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairmount Partners LP as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 22, 2010

Sanville & Company

Fairmount Partners LP

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	1,237,966
Fees receivable		65,075
Securities owned, at fair value		100,521
Prepaid expenses		2,839
Total assets	$	1,406,401
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	100,733
Due to affiliate		442,047
Total liabilities		542,780
Partners' Capital		863,621
Total liabilities and partners' capital	$	1,406,401

The accompanying notes are an integral part of these financial statements.

Fairmount Partners LP
Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Merger, acquisition and financial advisory fees	$	3,378,828
Gain on sale of securities from investment account		2,665
Interest income		14,582
Total income		3,396,075
Expenses		
Compensation and benefits		3,105,363
Occupancy and equipment rental		272,557
Fees paid to affiliates		166,386
Travel and entertainment		73,949
Communications		71,549
Marketing and data fees		69,869
Office expense		59,117
Professional fees		45,443
Regulatory fees and expenses		16,442
Other		5,953
Total expenses		3,886,628
Net loss	$	(490,553)

The accompanying notes are an integral part of these financial statements.

Fairmount Partners LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2009

Partners' capital at January 1, 2009	$	1,451,674
Net loss for the year		(490,553)
Distributions to partners		(97,500)
Partners' capital at December 31, 2009	$	863,621

The accompanying notes are an integral part of these financial statements.

Fairmount Partners LP

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

Fairmount Partners LP

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (490,553)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
(Increase) decrease in assets:	
Fees receivable	220,395
Securities owned	(5,950)
Prepaid expenses	(20)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	97,133
Due to affiliate	169,130
Net cash used in operating activities	(9,865)
Cash flows from financing activities	
Distributions to partners	(97,500)
Net decrease in cash and cash equivalents	(107,365)
Cash and cash equivalents beginning of year	1,345,331
Cash and cash equivalents end of year	$ 1,237,966
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

Fairmount Partners LP (the "Company") is a broker-dealer located in West Conshohocken, Pennsylvania. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business consists of merger and acquisition and financial advisory services. The Company may also privately place securities. The Company, like other broker dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

Financial Accounting Standards Board Launches Accounting Standards Codification - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents

The Company considers time deposits with maturities less than 180 days to be cash equivalents.

Fee Revenues

Fee revenue includes fees earned from providing merger-and-acquisition and financial advisory services. These fee revenues are recognized when earned based on the terms of the related contracts. Fee revenue related to financial transactions is recognized when the transaction closes.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual partners report their share of the Company's income or loss on their personal income tax returns.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2009.

Fair Value - the fair value of the securities owned is determined by the Company's management, giving consideration to operating results, financial condition, recent sales prices of issuers' securities and other pertinent information. Because of inherent uncertainty of valuations, however, estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. The Company may also have risk associated with its concentration of investments in certain geographical areas and certain industries.

As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2009:

Securities Owned:	Level 1	Level 2	Level 3
Common Stocks	$ -	$ -	$ 100,521

2. Summary of Significant Accounting Policies (Continued)

The following table sets forth a summary of the changes in the fair value of the Fund's level 3 investments or the year ended December 31, 2009:

		Investments
Balance beginning year	$	94,571
Additional investments		5,950
Balance end of year	$	100,521

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 22, 2010, the date the financial statements were issued.

3. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital was $717,261 which was $681,076 in excess of its minimum requirement of $36,185.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Transactions with affiliates

The Company leases its employees from an affiliate. The Company records the actual compensation and benefits that are paid to the employees and pays the affiliate a service fee. For the year ended December 31, 2009 the service fee totaled $166,386. The Company also leases its offices from the affiliate on a month to month basis.

Fairmount Partners LP

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2009 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total partners' capital	$	863,621
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		863,621
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable - non allowable portion		43,000
Securities owned		100,521
Prepaid expenses		2,839
Total non-allowable assets		146,360
Net Capital before haircuts on securities positions		
Trading and investment securities:		-
Net Capital	$	717,261
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	100,733
Due to affiliate		442,047
Total aggregate indebtedness	$	542,780
Percentage of aggregate indebtedness to Net Capital		76%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $542,780)	$	36,185
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	36,185
Excess Net Capital	$	681,076
Excess Net Capital at 1000%	$	662,983

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Fairmount Partners LP

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners of
Fairmount Partners LP

In planning and performing our audit of the financial statements and supplemental schedules of Fairmount Partners LP (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 22, 2010

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
Fairmount Partners LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Fairmount Partners LP ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Fairmount Partners LP's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 22, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

Fairmount Partners LP
100 Four Falls Corporate Ctr #660
West Conshohocken, PA 19428-2950

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christina Halliday 610-260-6274

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,752

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 2,197
(For all fiscal year ends except January, February, or March)
July 27, 2009
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due 4,555

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,555

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,555

H. Overpayment carried forward $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of ______, ______

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	2,700,675
2b. Additions:	
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2)Net loss from principal transactions in securities in trading accounts.	
(3)Net loss from principal transactions in commodities in trading accounts.	
(4)Interest and dividend expense deducted in determining item 2a.	
(5)Net loss from management of or participation in the underwriting or distribution of securities.	
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7)Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2)Revenues from commodity transactions.	
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4)Reimbursements for postage in connection with proxy solicitation.	
(5)Net gain from securities in investment accounts.	
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).	
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d.SIPC Net Operating Revenues	$ 2,700,675
2e.General Assessment @ .0025	$ 6,752